STATEMENT OF INVESTMENTS

General Municipal Money Market Fund

February 29, 2008 (Unaudited)

Short-Term Investments--99.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--4.7%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	3.38	3/7/08	29,500,000 a	29,500,000
Birmingham Industrial Development Board, SWDR (American Cast Iron Company Project) (LOC; Southtrust Bank)	3.50	3/7/08	3,765,000 a	3,765,000
Fultondale Industrial Development Board, IDR (Melsur Corporation Project) (LOC; Amsouth Bank)	3.31	3/7/08	2,640,000 a	2,640,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.20	3/7/08	12,500,000 a,b	12,500,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	3.21	3/7/08	2,340,000 a	2,340,000
Arkansas--.6%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	3.28	3/7/08	6,675,000 a	6,675,000
California--2.6%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.34	3/7/08	18,020,292 a,b	18,020,292
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Insured; FHLMC and Liquidity Facility; FHLMC)	5.36	3/7/08	10,000,000 a,b	10,000,000
Colorado--1.7%				
Colorado Educational and Cultural Facilities Authority, Education Revenue (Vail Mountain School Project) (LOC; Key Bank)	3.20	3/7/08	5,000,000 a	5,000,000
Cornerstar Metropolitan District, Special Revenue (LOC; Compass				

Bank)	3.24	3/7/08	6,500,000 a	6,500,000
Denver City and County, Airport System Revenue (Insured; CIFG and Liquidity Facility; Morgan Stanley Bank)	7.50	3/7/08	1,400,000 a	1,400,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	3.30	3/7/08	2,240,000 a,b	2,240,000
Telluride, Excise Tax Revenue (Valley Floor Open Space Project) (LOC; Key Bank)	3.05	3/7/08	3,500,000 a	3,500,000

Connecticut--.9%

New Haven, GO Notes, BAN	4.00	3/26/08	10,000,000	10,001,528

District of Columbia--3.6%

Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	3.35	3/7/08	10,000,000 a,b	10,000,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	2.65	3/6/08	15,000,000	15,000,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	2.97	5/19/08	13,500,000	13,500,000

Florida--5.9%

Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	3.40	3/7/08	1,730,000 a,b	1,730,000
Broward County Educational Facilities Authority, Educational Facilities Revenue (Nova Southeastern University Project) (LOC; Bank of America)	3.70	3/1/08	6,400,000 a	6,400,000
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	3.20	3/7/08	11,425,000 a	11,425,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.55	3/7/08	3,470,000 a	3,470,000
Orlando Utilities Commission, Water and Electric Revenue,				

Refunding	5.00	10/1/08	5,000,000	5,044,088
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.58	6/11/08	15,000,000	15,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/11/08	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/12/08	5,500,000	5,500,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	5,000,000	5,014,781
Georgia--4.1%				
Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	7.50	3/7/08	10,000,000 a	10,000,000
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	3.40	3/7/08	2,900,000 a	2,900,000
Fulton County Housing Authority, MFHR (Insured; FHMLC and Liquidity Facility; FHLMC)	5.36	3/7/08	15,000,000 a,b	15,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	2.70	4/9/08	10,000,000	10,000,000
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	3.31	3/7/08	5,700,000 a,b	5,700,000
Hawaii--1.5%				
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	3.22	3/7/08	16,000,000 a,b	16,000,000
Illinois--6.7%				
Chicago, Collateralized SFMR	3.65	8/27/08	5,000,000	5,000,000
Chicago,				

Collateralized SFMR	3.58	10/7/08	3,000,000	3,000,000
Chicago,				
Midway Airport Second Lien				
Revenue (Insured; MBIA and				
Liquidity Facility;				
Commerzbank AG)	7.00	3/1/08	20,140,000 a	20,140,000
Chicago,				
Second Lien Water Revenue,				
Refunding (Insured; MBIA and				
Liquidity Facility; Dexia				
Credit Locale)	9.00	3/7/08	20,000,000 a	20,000,000
Chicago O'Hare International				
Airport, Special Facility				
Revenue (O'Hare Technical				
Center II Project) (LOC;				
ABN-AMRO)	3.10	3/7/08	8,000,000 a	8,000,000
Illinois Development Finance				
Authority, IDR (Cloverhill				
Pastry Vend Corporation) (LOC;				
JPMorgan Chase Bank)	3.21	3/7/08	2,260,000 a	2,260,000
Illinois Development Finance				
Authority, IDR (Durex				
Industries Project) (LOC;				
ABN-AMRO)	3.10	3/7/08	3,900,000 a	3,900,000
Illinois Educational Facilities				
Authority, Revenue (Aurora				
University) (LOC; Fifth Third				
Bank)	3.23	3/7/08	4,000,000 a	4,000,000
Illinois Educational Facilities				
Authority, Revenue, CP (Field				
Museum of Natural History)				
(LOC; Bank of America)	3.45	4/8/08	5,000,000	5,000,000
Indiana--2.1%				
Carmel,				
Waterworks Revenue, BAN	3.75	9/21/08	9,000,000	9,000,054
Indiana Finance Authority,				
Revenue (Lutheran Child) (LOC;				
National City Bank)	3.17	3/7/08	5,420,000 a	5,420,000
Indiana Housing Finance Authority,				
SFMR (Merlots Program)				
(Insured: FNMA and GNMA and				
Liquidity Facility; Wachovia				
Bank)	3.40	3/7/08	745,000 a,b	745,000
Indianapolis Local Public				
Improvement Bond Bank, Notes	2.95	1/8/09	7,000,000	7,000,000
Kansas--2.1%				
Atchison,				
Industrial Revenue				
(StressCrete, Inc.) (LOC; Key				
Bank)	3.16	3/7/08	5,725,000 a	5,725,000
Junction City,				
GO Temporary Notes	5.00	6/1/08	3,000,000	3,007,306

Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.25	3/7/08	6,000,000 a	6,000,000
Pittsburg, Temporary Notes	3.80	6/15/08	4,930,000	4,930,000
Wyandotte County/Kansas City Unified Government, MFHR (Brookstone Apartments Project)	7.00	5/1/08	3,045,000 c	3,122,729

Kentucky--5.6%

Kenton County Airport Board, Revenue (Cincinnati/Northern Kentucky International Airport) (Insured; MBIA)	5.63	3/1/08	3,645,000	3,645,000
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.15	3/7/08	49,200,000 a	49,200,000
Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	3.45	3/7/08	2,000,000 a	2,000,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.65	4/1/08	5,000,000	5,000,000

Louisiana--.9%

Ascension Parish, Revenue (BASF Corporation Project)	3.28	3/1/08	6,000,000 a	6,000,000
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	3.90	3/7/08	1,500,000 a	1,500,000
Louisiana Public Facilities Authority, Revenue (GCGK Investments LLC Project) (LOC; Amsouth Capital)	3.16	3/7/08	2,400,000 a	2,400,000

Maryland--1.5%

Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	2.37	3/7/08	8,800,000 a	8,800,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	3.26	3/7/08	3,390,000 a	3,390,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	3.26	3/7/08	3,370,000 a	3,370,000

Massachusetts--1.4%				
Massachusetts, CP (LOC; Bank of Nova Scotia)	3.34	3/5/08	5,000,000	5,000,000
Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank)	3.35	3/7/08	5,500,000 a	5,500,000
Wachusett Regional School District, GO Notes, RAN	4.00	6/30/08	5,000,000	5,014,618
Michigan--2.4%				
Kent Hospital Finance Authority, LOR (Pine Rest Christian Mental Health Services Project) (LOC; Fifth Third Bank)	3.20	3/7/08	4,000,000 a	4,000,000
Michigan Housing Development Authority, SFMR	3.05	9/3/08	9,000,000	9,000,000
Michigan Strategic Fund, LOR (D&R Paint Company Project) (LOC; Fifth Third Bank)	3.29	3/7/08	2,165,000 a	2,165,000
Michigan Strategic Fund, LOR (Extruded Aluminum Corporation Project) (LOC; Comerica Bank)	3.31	3/7/08	10,000,000 a	10,000,000
Minnesota--.6%				
Dakota County Community Development Agency, MFHR (Regatta Commons Project) (LOC; ABN-AMRO)	3.85	3/1/08	3,100,000 a	3,100,000
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) (LOC; FNMA)	3.26	3/7/08	2,840,000 a	2,840,000
Missouri--1.4%				
Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	1.50	3/25/08	10,000,000	10,000,000
Saint Louis Industrial Development Authority, Elderly Housing Revenue (Homer G. Phillips Dignity House Project) (LOC; U.S. Bank NA)	3.85	3/1/08	5,215,000 a	5,215,000
Nevada--2.0%				
Clark County, IDR (Southwest Gas Corporation Project) (LOC; Bank of America)	3.30	3/7/08	6,000,000 a	6,000,000
Nevada System of Higher Education, University Revenue (Putters Program) (Insured; AMBAC and				

Liquidity Facility; PB Finance Inc.)	3.66	3/7/08	8,080,000 a,b	8,080,000
Truckee Meadows Water Authority, Water Revenue (Insured; MBIA and Liquidity Facility; Citibank NA)	5.24	3/7/08	7,440,000 a,b	7,440,000
New Hampshire--.0%				
New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.40	3/7/08	335,000 a,b	335,000
New Mexico--.3%				
Santa Fe, Gross Receipts Tax (Subordinate Lien)/Wastewater System Revenue (LOC; BNP Paribas)	3.17	3/7/08	2,700,000 a	2,700,000
New York--1.2%				
Babylon Industrial Development Agency, RRR, Refunding (Ogden Martin Systems of Babylon, Inc. Project) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.87	3/7/08	4,100,000 a	4,100,000
Monroe County, GO Notes, RAN	4.00	4/15/08	7,000,000	7,003,395
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	1,975,000 a,b	1,975,000
North Carolina--5.5%				
Harnett County Industrial Facilities and Pollution Control Financing Authority, IDR (Edwards Brothers, Inc. Project) (LOC; National City Bank)	3.22	3/7/08	10,000,000 a	10,000,000
North Carolina Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	7.50	3/7/08	40,000,000 a	40,000,000
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing				

Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	3.35	3/7/08	4,945,000 a,b	4,945,000
Robeson County Industrial Facilities and Pollution Control Finance Authority, IDR (CB Systems, LLC Project) (LOC; Wachovia Bank)	3.45	3/7/08	3,460,000 a	3,460,000
Ohio--6.5%				
Athens County Port Authority, Housing Revenue (Housing for Ohio Inc. Project) (LOC; Wachovia Bank)	3.17	3/7/08	2,000,000 a	2,000,000
Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	3.21	3/7/08	8,240,000 a	8,240,000
Columbus, Sewerage System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.41	3/7/08	2,650,000 a,b	2,650,000
Cuyahoga County, IDR (King Nut Project) (LOC; National City Bank)	3.22	3/7/08	2,850,000 a	2,850,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	5.26	3/7/08	19,820,000 a,b	19,820,000
Lima, HR (Lima Memorial Hospital Project) (LOC; Bank One)	3.40	3/7/08	2,025,000 a	2,025,000
Ohio, Major New State Infrastructure Project Revenue	4.00	6/15/08	1,645,000	1,649,213
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.45	3/7/08	1,000,000 a	1,000,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.45	3/7/08	300,000 a	300,000
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Liquidity Facility; FHLB and LOC; FHLB)	3.15	3/7/08	20,500,000 a	20,500,000
Portage County Port Authority, IDR (Delta Systems, Inc.				

Project) (LOC; National City Bank)	3.22	3/7/08	7,310,000 a	7,310,000
Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	3.90	3/7/08	875,000 a	875,000

Oklahoma--.5%

Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.45	5/15/08	5,750,000	5,750,000

Oregon--1.1%

Portland, EDR (Broadway Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	6.00	3/7/08	4,500,000 a	4,500,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	2.52	3/7/08	7,705,000 a	7,705,000

Pennsylvania--4.7%

Allegheny County Hospital Development Authority, Health Care Revenue (Dialysis Clinic, Inc. Project) (LOC; SunTrust Bank)	3.25	3/7/08	2,600,000 a	2,600,000
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Company Project) (LOC; Wachovia Bank)	3.50	3/7/08	645,000 a	645,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	3.45	3/7/08	2,400,000 a	2,400,000
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	3.24	3/7/08	4,000,000 a	4,000,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.21	3/7/08	11,360,000 a	11,360,000
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	3.19	3/7/08	11,000,000 a,b	11,000,000
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) (Liquidity				

Facility; Citibank NA and LOC; Citibank NA)	3.67	3/7/08	13,330,000 [a,b]	13,330,000
Upper Merion Municipal Utility Authority, Guaranteed Sewer Revenue (Liquidity Facility; Commerce Bank NA)	3.19	3/7/08	4,680,000 [a]	4,680,000
South Carolina--.8%				
South Carolina Jobs-Economic Development Authority, EDR (Orders Realty Company, Inc. Project) (LOC; Wachovia Bank)	3.45	3/7/08	3,000,000 [a]	3,000,000
South Carolina Public Service Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.66	3/7/08	5,510,000 [a,b]	5,510,000
South Dakota--.7%				
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	7,000,000	7,013,940
Tennessee--6.9%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility: KBC Bank and Landesbank-Baden Wurttemberg)	6.00	3/1/08	11,600,000 [a]	11,600,000
Memphis and Shelby County Sports Authority Inc., Revenue, Refunding (Memphis Arena Project) (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	5.25	3/7/08	55,100,000 [a]	55,100,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	6.00	3/1/08	8,225,000 [a]	8,225,000
Texas--10.4%				
Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America)	1.60	4/23/08	8,000,000	8,000,000
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	2.10	4/30/08	8,500,000	8,500,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.35	3/27/08	9,500,000	9,500,000

Houston, CP (Liquidity Facility; DEPFA Bank PLC)	1.25	3/5/08	10,000,000	10,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	2.70	5/8/08	15,000,000	15,000,000
Houston Industrial Development Corporation, Air Cargo Revenue (Aero Houston East, LP Project) (LOC; Bank One)	3.55	3/7/08	4,450,000 a	4,450,000
Lubbock Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Royal Bank of Canada and LOC: FHLMC, FNMA and GNMA)	4.40	4/19/08	3,940,000	3,940,000
North Texas Tollway Authority, BAN	4.13	11/19/08	35,925,000	35,952,801
Port of Port Arthur Navigation District, Revenue, CP (BASF Corporation Project)	2.78	5/8/08	5,000,000	5,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	3.56	3/7/08	7,000,000 a,b	7,000,000
Texas Department of Housing and Community Affairs, Multifamily Housing Mortgage Revenue, Refunding (Red Hills Villas) (Liquidity Facility; FNMA and LOC; FNMA)	3.27	3/7/08	5,015,000 a	5,015,000

Vermont--.6%

Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; Calyon NA)	3.00	3/11/08	6,000,000	6,000,000

Virginia--.3%

Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	3.29	3/7/08	3,465,000 a	3,465,000

Washington--3.8%

Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.45	3/7/08	6,970,000 a,b	6,970,000
Washington, GO (Merlots Program) (Insured; MBIA and Liquidity Facility;				

Wachovia Bank)	3.40	3/7/08	18,175,000 a,b	18,175,000
Washington, GO (Putters Program) (Liquidity Facility; PNC Bank NA)	3.41	3/7/08	1,225,000 a,b	1,225,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.40	3/7/08	5,105,000 a	5,105,000
Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance House) (LOC; Key Bank NA)	3.10	3/7/08	7,000,000 a	7,000,000
Washington Public Power Supply System, Revenue, Refunding (Nuclear Project Number 3) (Insured; FSA)	5.65	7/1/08	1,900,000	1,917,233
West Virginia--.3%				
Ritchie County, IDR (Simonton Building Products Inc.) (LOC; PNC Bank)	3.16	3/7/08	2,800,000 a	2,800,000
Wisconsin--3.0%				
Holmen School District, BAN	3.00	2/1/09	5,250,000	5,302,095
Oconomowoc Area School District, Tax and Revenue Anticipation Promissory Notes	4.00	8/22/08	5,000,000	5,061,396
Park Falls, IDR (Weather Shield Project) (LOC; Bank One)	3.55	3/7/08	4,525,000 a	4,525,000
Wisconsin Housing and Economic Development Authority, Home Ownership Revenue (Liquidity Facility; Fortis Bank)	3.00	3/7/08	12,020,000 a	12,020,000
Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA)	4.00	10/30/08	4,800,000	4,828,865
Wyoming--.6%				
Campbell County, IDR (Two Elk Partners Project)	3.65	11/28/08	6,000,000	6,000,000
Total Investments (cost $1,065,584,334)			**99.5%**	**1,065,584,334**
Cash and Receivables (Net)			**.5%**	**5,030,765**
Net Assets			**100.0%**	**1,070,615,099**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $200,390,292 or 18.7% of net assets.

c This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the

municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	1,065,584,334	0
Level 3 - Significant Unobservable Inputs	0	0
Total	1,065,584,334	0

* Other financial instruments include futures, forwards and swap contracts.